UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Calamos Asset Management, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,	12811R 10 4
Par Value $.01 per share	(CUSIP Number of Class of Securities
(Title of Class of Securities)	(Underlying Common Stock))
James J. Boyne
Senior Vice President, General Counsel and Secretary
Calamos Asset Management, Inc.
2020 Calamos Court
Naperville, Illinois 60563
(630) 245-7200
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,547,634	$142.16

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 415,866 shares of the issuer’s common stock and have an aggregate value of $2,547,634 as of June 17, 2009, calculated based on a Black-Scholes option pricing model.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $142.16	Filing Party: Calamos Asset Management, Inc.
Form or Registration No.: 000-51003	Date Filed: June 22, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 10. FINANCIAL STATEMENTS
SIGNATURE

EXPLANATORY NOTE
This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by Calamos Asset Management, Inc., a Delaware corporation (“Company” or “Calamos”) with the Securities and Exchange Commission on June 22, 2009 (“Schedule TO”). The Schedule TO relates to an offer by the Company to certain employees to exchange some or all of their outstanding stock options to purchase shares of the Company’s Class A common stock, par value $0.01 per share, on the terms and conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated June 22, 2009 and filed as Exhibit (a)(1)(A) to the Schedule TO (“Offer to Exchange”). This Amendment No. 1 also amends and supplements the Offer to Exchange.
Amendment to Offer to Exchange
This Amendment No. 1 is filed to amend the Offer to Exchange by including the following as a new penultimate paragraph in Section 9 thereof:
“Ratio of Earnings to Fixed Charges. The Company’s ratio of earnings to fixed charges for the fiscal years ended December 31, 2008 and December 31, 2007 were -2.9 and 10.2 respectively, and for the three months ended March 31, 2009 and March 31, 2008 were 11.0 and 1.3 respectively. The dollar amount of the deficiency for the fiscal year ended December 31, 2008 was $132.8 million.”
Amendment to Schedule TO
Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends only the items and exhibits to the Schedule TO that are being amended, and unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO.
ITEM 10. FINANCIAL STATEMENTS.
     (a) Financial Information.
     The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008; Part I, Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009; and the financial information contained in the Offer to Exchange, as amended by this Amendment No. 1, under The Program: Section 9, Information Concerning Us; Financial Information; and Section 16, Additional Information, is incorporated herein by reference.
(b) Pro Forma Information.

Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALAMOS ASSET MANAGEMENT, INC.
By:	/S/ JAMES J. BOYNE
James J. Boyne
Senior Vice President, General Counsel and Secretary
Date: June 25, 2009

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